Mercedes-Benz Auto Lease Trust 2024-A
Investor Report

Amounts in USD

Dates

Collection Period No.	17	
Collection Period (from... to)	1-Sep-2025	30-Sep-2025
Determination Date	10-Oct-2025	
Record Date	14-Oct-2025	
Payment Date	15-Oct-2025	
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Sep-2025	15-Oct-2025	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2025	15-Oct-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	253,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	235,500,000.00	80,310,408.81	64,898,380.18	15,412,028.63	65.443858	0.275577
Class A-2B Notes	235,500,000.00	80,310,408.81	64,898,380.18	15,412,028.63	65.443858	0.275577
Class A-3 Notes	471,000,000.00	471,000,000.00	471,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,370,000.00	77,370,000.00	77,370,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,272,370,000.00**	**708,990,817.62**	**678,166,760.36**	**30,824,057.26**		
Overcollateralization	177,634,611.27	177,625,564.88	177,625,564.89			
Total Securitization Value	**1,450,004,611.27**	**886,616,382.50**	**855,792,325.25**			
present value of lease payments	778,780,383.53	348,101,776.56	324,890,050.63			
present value of Base Residual Value	671,224,227.74	538,514,605.94	530,902,274.62			

	Amount	Percentage
Initial Overcollateralization Amount	177,634,611.27	12.25%
Target Overcollateralization Amount	177,625,564.88	12.25%
Current Overcollateralization Amount	177,625,564.89	12.25%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.440000%	364,073.85	1.545961	15,776,102.48	66.989819
Class A-2B Notes	4.792080%	320,711.59	1.361833	15,732,740.22	66.805691
Class A-3 Notes	5.320000%	2,088,100.00	4.433333	2,088,100.00	4.433333
Class A-4 Notes	5.320000%	343,007.00	4.433333	343,007.00	4.433333
Total		**3,115,892.44**		**$33,939,949.70**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,377,504,380.71**	**814,116,151.94**	**783,292,094.69**

Available 2024-A Collections	
Lease Payments Received	21,385,695.40
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,050,584.38
Net Sales Proceeds-scheduled terminations	3,120,629.80
Excess wear and tear included in Net Sales Proceeds	11,532.04
Excess mileage included in Net Sales Proceeds	36,401.31
Subtotal	41,556,909.58
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	125,559.33
Total Available Collections	**41,682,468.91**

Distribution on the Exchange Note	
(1) Total Servicing Fee	738,846.99
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.45%)	3,697,444.19
(3) Exchange Note Principal Distributable Amount	30,824,057.25
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	6,422,120.48
Total Distribution	**41,682,468.91**

Available Funds ABS Notes	
Total Exchange Note Payments	34,521,501.44
Reserve Account Draw Amount	0.00
Total Available Funds	**34,521,501.44**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,115,892.44
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	30,824,057.26
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	581,551.74
Total Distribution	**34,521,501.44**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	738,846.99	738,846.99	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,115,892.44	3,115,892.44	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	364,073.85	364,073.85	0.00
thereof on Class A-2B Notes	320,711.59	320,711.59	0.00
thereof on Class A-3 Notes	2,088,100.00	2,088,100.00	0.00
thereof on Class A-4 Notes	343,007.00	343,007.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,115,892.44	3,115,892.44	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	30,824,057.26	30,824,057.26	0.00
Principal Distribution Amount	30,824,057.26	30,824,057.26	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,625,011.53
Reserve Fund Amount - Beginning Balance	3,625,011.53
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,600.69
minus Net Investment Earnings	11,600.69
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,625,011.53
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,600.69
Net Investment Earnings on the Exchange Note	
Collection Account	113,958.64
Investment Earnings for the Collection Period	125,559.33

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,450,004,611.27	26,302
Securitization Value beginning of Collection Period	886,616,382.50	19,150
Principal portion of lease payments	13,244,368.74	
Terminations- Early	13,407,160.54	
Terminations- Scheduled	2,317,302.76	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,855,225.21	
Securitization Value end of Collection Period	855,792,325.25	18,744

Pool Factor	59.02%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.35%	11.35%
Weighted Average Remaining Term (months)	31.83	18.24
Weighted Average Seasoning (months)	9.79	24.16
Aggregate Base Residual Value	888,302,349.92	621,316,144.05
Cumulative Turn-in Ratio		42.91%
Proportion of base prepayment assumption realized life to date		92.67%
Actual lifetime prepayment speed		0.77%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	848,546,523.75	18,606	99.15%
31-60 Days Delinquent	5,166,076.82	100	0.60%
61-90 Days Delinquent	1,376,224.26	27	0.16%
91-120 Days Delinquent	703,500.42	11	0.08%
Total	855,792,325.25	18,744	100.00%

Delinquency Trigger		**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.243%
Delinquency Trigger occurred		No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,561,277.75	33	31,786,156.51	611
Liquidation Proceeds	865,516.30		20,909,167.25	
Recoveries	549,650.53		5,768,444.93	
Principal Net Credit Loss / (Gain)	146,110.92		5,108,544.33	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.201%
Prior Collection Period	0.338 %
Second Prior Collection Period	0.175 %
Third Prior Collection Period	0.678 %
Four Month Average	0.348%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.352%

Average Net Credit Loss / (Gain)   8,360.96

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	16,018,410.76	373	300,188,266.60	6,940
Sales Proceeds and Other Payments Received	18,479,797.23		323,429,934.43	
Residual Loss / (Gain)	(2,461,386.47)		(23,241,667.83)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(3.390)%
Prior Collection Period	(2.044%)
Second Prior Collection Period	(2.206%)
Third Prior Collection Period	(1.017%)
Four Month Average	(2.164)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (1.603)%

Average Residual Loss / (Gain)   (3,348.94)